Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Consolidated Financial Highlights” in the Prospectus and “Other Service Providers -- Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated April 30, 2025, and each included in this Post-Effective Amendment No. 77 to the Registration Statement (Form N-1A, File No. 33-63685) of Morgan Stanley Insight Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 24, 2025, with respect to the consolidated financial statements and consolidated financial highlights of Morgan Stanley Insight Fund included in the Annual Report (Form N-CSR) for the year ended December 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 30, 2025